UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported**) October 15, 2002**

AMC ENTERTAINMENT INC.

(Exact name of registrant as specified in its charter)

DELAWARE	**1-8747**	**43-1304369**
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

920 Main Street	
Kansas City, Missouri	**64105**
(Address of principal executive offices)	Zip Code

Registrant's telephone number, including area code
(816) 221-4000

Item 7. Financial Statements and Exhibits.

Exhibits:

99.1 October 11, 2002 Press Release

Item 9. Regulation FD Disclosure.

Attached as Exhibit 99.1 and incorporated into this Item 9. by reference, is a press release which was issued on October 11, 2002 by AMC Entertainment Inc. announcing its second quarter earnings conference call and webcast.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

AMC ENTERTAINMENT INC.

Date: October 15, 2002   /s/ Craig R. Ramsey_____

                                  Craig R. Ramsey
                                  Executive Vice President,
                                  Chief Financial Officer and
                                  Secretary